Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

I. Press Release

Rezolve Appoints Sauvik Banerjjee as Global CEO of Products, Technology, and Digital Services

•	Banerjjee brings more than 22 years of experience in senior roles in technology, digital product and omni channel commerce

•

Banerjjee held various management positions with companies including Tata, SAP, Accenture, and Infosys, where he championed a series of technology innovations such as infrastructure architecting, digital transformation, and e-commerce solutions

•	Banerjjee is recognized as a reputable thought leader, and he is a regular speaker at industry events, universities, and TED talks

(Please note that on December 17, 2021, Rezolve Limited (“Rezolve” or the “Company”) announced that it had entered into a definitive business combination agreement with Armada Acquisition Corp. I (“Armada”) (NASDAQ: AACI), a publicly-traded special purpose acquisition company. Upon closing of the transaction, the combined company’s shares are expected to trade on the NASDAQ under the ticker symbol “ZONE”.)

Also note that this press release should be read in conjunction with Banerjjee’s video available at Rezolve Investor News.

London, UK August 8, 2022 Rezolve, a leader in mobile commerce and engagement, today announced the appointment of Sauvik Banerjjee as the Company’s global Chief Executive Officer of Products, Technology, and Digital Services.

Banerjjee brings to Rezolve more than 22 years of experience in senior roles in technology, digital product, and omni channel commerce. His most recent role was as the Chief Technology Officer (CTO) and founding team member at Tata Digital and Tata Neu - The Super App - both being part of the 150-year-old conglomerate, Tata Group. He was also the founding CTO of TataCLiQ, the e-commerce marketplace. Banerjjee was also instrumental in the development of Reliance Jio when he was at SAP. Prior to that, he held various management positions with companies including Accenture and Infosys. Earlier in his career, Banerjjee worked at Venda, one of the enterprises built by Rezolve’s Chairman and CEO, Dan Wagner, which was sold to Oracle in 2014.

“We are excited to have Banerjjee join our executive leadership team as we make big steps towards furthering our vision for mobile commerce,” said Wagner. “Banerjjee brings to the Rezolve team significant experience in internet technology, digital strategy and e-commerce. He has a genuine passion for digital products and platforms, and owns a deep understanding of how it can drive the Company’s growth to the next level, which will speed up Rezolve’s global business development, and further benefit Rezolve’s customers and partners with a superior experience.”

Banerjjee is recognized by a number of media outlets as a true technology guru and thought leader. He is a regular speaker at industry events, universities and TED talks, and his views on digital technology and business value have been quoted by publications such as Forbes, The Economic Times, Business Standard, Business Insider, Mint and India Retailing, while also inspiring discussion on social media. He shares his thoughts on LinkedIn: Sauvik Banerjjee, where he has close to 100,000 followers, and to his 151,000 followers on Facebook: Sauvik Banerjjee, where he writes on various forms of technology.

“I am excited to join the team at Rezolve and be a part of the future growth of a company that plays such an important role in providing innovative marketing tools to help merchants improve the engagement and drive commercial results,” Banerjjee said. “Rezolve will continue to bring deep technology contextual and relevance-driven value to the business world by using its cutting-edge technology to connect brands with millions of customers with scale.”

Rezolve, an enterprise SaaS platform designed from the ground up specifically for mobile commerce and engagement, is positioned to become the engine of mobile engagement that enables the transformation of interactions between consumers and merchants on mobile devices. Rezolve currently has go-to-market partner agreements with leading global players that have a combined global reach of over 20 million merchants and over 1 billion consumers across China, Asia, Europe and North America.

Banerjjee was a professional cricketer who represented Bengal in the Ranji Trophy before turning into a techie. He is also a keen amateur cricketer nowadays in his spare time and he also loves filmmaking and writing.

Banerjjee pursued research on Natural Language Processing and Physical Robotics at the University of Sunderland and the University of Durham, and he holds a Master’s Degree in Economics and Financial Computing from the University of Calcutta.

About Rezolve

Rezolve is taking retailing into a new era of customer engagement with a proprietary mobile engagement platform. The Rezolve Platform is a powerful set of mobile commerce and engagement capabilities that provide mobile application vendors with a range of valuable commercial opportunities that can be realized without having to develop code, host operations or manage security. The Rezolve Inside SDK allows mobile application vendors to quickly deliver innovation for their consumers into existing or new mobile apps. Rezolve was founded in 2016, is headquartered in London, and has offices in Shanghai, Beijing, Delhi, Frankfurt, Berlin, Madrid and Mexico City. (www.rezolve.com).

About Armada Acquisition Corp. I

Armada Acquisition Corp. I is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Armada was founded on November 5, 2020 and is headquartered in Philadelphia, PA.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

This communication relates to the proposed business combination transaction among Armada, Rezolve, Rezolve Merger Sub and the other parties thereto. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation of proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.

Forward-Looking Statements

This press release and any exhibits hereto include “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of Section 27a of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any actual results may differ from expectations, estimates and projections presented or implied and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Rezolve’s expectations with respect to future performance, ability to continue to connect brands with customers with scale, and becoming an engine of mobile engagement that enables the transformation of interactions between consumers and merchants on mobile devices.

Contacts

For Rezolve:

Investor Contact:

Kevin Hunt

RezolveIR@icrinc.com

Media Contact:

Urmee Khan

urmeekhan@rezolve.com

44-7576-094-040

Media Contact:

Edmond Lococo

ICR Inc.

RezolvePR@icrinc.com

A transcript of the video linked in the above press release appears below under Section II.

II. Video Transcript

Hello, everyone. Good morning. Good afternoon. Good evening. I’m Sauvik Banerjjee, Global CEO for Product Technology and Digital Services for Rezolve.

Rezolve, in my observation, significantly stands out as a deep tech organization. From mobile engagement, from mobile marketing, from consumer internet, from the CMO’s office to the CTO’s office, to the end consumer who’s on the streets where a human thumb is championing that space.

My background, of course, having worked for many Fortune 500s from Tata, HP, Accenture, Infosys. I have seen the growth of consumer Internet tech across the last 22 years. I very strongly feel Rezolve will make a significant impact and soar the sky’s and ensure organizations reign that space of their own. Thank you.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

This communication relates to the proposed business combination transaction among Armada, Rezolve, Rezolve Merger Sub and the other parties thereto. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Rezolve intends to file with the SEC that will include a prospectus of Rezolve with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation of proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Rezolve Merger Sub and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 1760 Market Street, Suite 602, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.